Community Choice Financial Inc.

7001 Post Road, Suite 200

Dublin, Ohio 43016

June 22, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Community Choice Financial Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-4 relating to the offer by Community Choice Financial Inc., an Ohio corporation (the “Company”), to exchange (the “Exchange Offer”) its 10.75% Senior Secured Notes due 2019 (the “Exchange Notes”) for an equal principal amount of its 10.75% Senior Secured Notes due 2019 (the “Original Notes”), of which $395,000,000 aggregate principal amount was issued on April 29, 2011 and is outstanding on the date hereof.

The total filing fee of $45,267 was wired on June 20, 2012 to the Commission’s account at 100 F Street, NE, Washington, D.C. 20549.

In accordance with the Commission’s position set forth in the letter issued to Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

(1)   The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(2)   The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)   The Company will include in the transmittal letter, or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and (c) the exchange offeree is not an affiliate of the Company.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. Additionally, the Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter.

Please contact the undersigned at 614-798-5900, or Michael J. Solecki at 216-586-7103, if you have any questions concerning the filing.

Sincerely,

/s/ Bridgette C. Roman
Bridgette C. Roman, Esq.
Senior Vice President, Secretary and
General Counsel

Attachment

cc: Michael J. Solecki, Esq.